EXHIBIT 99.1

VIZSLA SILVER ANNOUNCES RELEASE OF ITS THIRD ANNUAL SUSTAINABILITY REPORT

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, Sept. 29, 2025 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is proud to announce the release of its third annual Sustainability Report (the "Report"), which highlights the Company's continued dedication to sustainable growth and gives an overview of key initiatives and measurable achievements made in the areas of community engagement and environmental footprint.

"Our commitment to sustainability comes from our core values which guide everything we do at Vizsla Silver. This year's report highlights the collective efforts of our team who are all working towards a shared vision of a greener future," said Michael Konnert, President and CEO. "We are incredibly proud of our progress, and our focus remains on driving innovation, reducing our environmental impact, and creating positive change for future generations. We are excited to take steps towards our concept of Regenerative Mining this coming year. Over the last three years, the Company has invested over US$600,000 into local community well-being initiatives, including projects like the Venados de Mazatlán partnership and health fairs. Additionally, I want to congratulate our team in Mexico, led by Hernando Rueda, for renewing the ESR distinction (Empresa Socialmente Responsable-Social Responsibility Distinction) for the fourth year in a row."

The Report provides detailed insights into Vizsla Silver's performance and initiatives across three key pillars of sustainability - environmental stewardship, social responsibility, and ethical governance, including:

Environmental:

•	Maintained voluntary efforts to rehabilitate two aging tailing storage facilities from legacy operations
•	Cultivated approximately 5,000 native trees, accounting from 19 different species that will serve in future restoration activities

Social:

•	Partnered with the Venados de Mazatlán baseball team, which aims to create positive community impact in Mazatlán through well-being initiatives
•	Invested US$205,300 in community well-being, bringing the cumulative total investment to over US$600,000

Governance

•	Strengthened the Company's environmental, social and governance ("ESG")reporting framework and updated ESG goals
•	Initiated the process of updating the Company's Social Impact Assessment

The Report was prepared with reference to the IFRS Foundation International Sustainability Standards Board (ISSB) SASB Metals and Mining Standard and represents an opportunity for stakeholders to gain a comprehensive understanding of the Company's sustainability journey. The Report will be shared through various communication channels, including the Company's website. To view the full Report, please visit www.vizslasilvercorp.ca.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The original contiguous 7,189.5 Ha past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 6, 2025, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ combined measured and indicated mineral resource of 222.4 Moz AgEq and an in-situ inferred resource of 138.7 Moz AgEq (please refer to Vizsla's press release dated January 6, 2025).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to position itself as a leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

Technical Disclosure

In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

No production decision has been made for Panuco at this time. Any decision to proceed to construction or commercial production will only be made following completion of a feasibility study that demonstrates economic and technical viability in accordance with NI 43-101.

Website: www.vizslasilvercorp.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release constitute "forward-looking statements" or "forward-looking information" under applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). These statements relate to future events or the Company's future performance, business prospects, or opportunities, and are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience, historical trends, current conditions, and expected future developments. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements in this news release include, but are not limited to: the anticipated advancement of the Panuco Project through feasibility and potential development; the timing and results of exploration, drilling and metallurgical testing; projected production levels, recovery rates, mine life and project economics; expectations regarding capital and operating cost estimates; the Company's ability to obtain required permits, licenses and approvals; the availability of financing and completion of potential funding arrangements; management and employee performance and alignment through incentive grants; and the Company's ESG initiatives and goals, including sustainability strategy, community investments, and environmental impact reduction efforts. Forward-looking statements are included to provide investors and stakeholders with information regarding management's current expectations and plans, and may not be appropriate for other purposes.

All forward-looking statements contained in this news release represent the Company's views as of the date hereof and are necessarily based on a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: changes in project parameters as plans continue to be refined; risks inherent in mineral exploration and development; availability and cost of financing, labour and contractors; fluctuations in commodity prices, foreign exchange rates and costs of inputs; variations in grade, recovery rates or production performance; delays or failures to obtain required permits and approvals; political, regulatory or social risks in Mexico; relations with local communities and governments; unanticipated environmental impacts or liabilities; infrastructure availability; global market volatility and broader macroeconomic conditions; and climate-related risks, including extreme weather events. Additional risk factors are set out in the Company's most recent Annual Information Form, Form 40-F and Management's Discussion and Analysis, each of which is filed under the Company's profile on SEDAR+ at www.sedarplus.ca and with the SEC at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:00e 29-SEP-25